SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 1-7283

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Regal-Beloit Corporation Savings and Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, statement of net assets available for plan benefits for the Plan of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN

By: Regal-Beloit Corporation Savings and Protection Plan Administrative Committee

/S/ Kenneth F. Kaplan ____________________________	June 28, 2001
Kenneth F. Kaplan

/S/ Fritz Hollenbach ____________________________	June 28, 2001
Fritz Hollenbach

Appendix 1

Regal-Beloit Corporation
Savings and Protection Plan

Financial Statements as of December 31, 2000 and 1999
Together with Report of Independent Public Accountants

Regal-Beloit Corporation
Savings and Protection Plan

Financial Statements
December 31, 2000 and 1999

Table of Contents

Report of Independent Public Accountants

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

 Notes to Financial Statements

Supplemental Schedule Supporting Financial Statements

         Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

Report of Independent Public Accountants

To the Plan Administrator of the
Regal-Beloit Corporation Savings and Protection Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net asset available for plan benefits of the Regal-Beloit Corporation Savings and Protection Plan as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP
______________________________
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 4, 2001

Regal-Beloit Corporation
Savings and Protection Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

	2000	1999
Assets

Investments, at Fair Value:
Mutual Funds	$4,344,774	$4,149,916
Investment in Master Trust	675,128	474,609
Participant Loans	233,007	188,108

Total Investments	5,252,909	4,812,633

Receivables:
Participants' Contributions	22,348	16,087
Employer Contributions	48,265	48,264
Accrued Interest and Dividends	10,612	9,948

Total Receivables	81,225	74,299

Total Assets	5,334,134	4,886,932

Liabilities

Due to Brokers	2,242	11,058

Net Assets Available for Plan Benefits	$5,331,892	$4,875,874

The accompanying notes to financial statements are an integral part of these statements.

Regal-Beloit Corporation
Savings and Protection Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999
Additions to Net Assets Attributed to:
Employer Contribution	$89,550	$88,741
Participant Contributions	428,289	414,693
Participant Rollovers	4,581	-
Net (Depreciation) Appreciation in Fair Value of Investments	(46,386)	347,820
Interest and Dividend Income	158,243	144,562

Total Additions	634,277	995,816

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	167,843	269,088
Administrative Fees	10,416	23,580

Total Deductions	178,259	292,668

Net Increase	456,018	703,148

Net Assets Available for Plan Benefits:
Beginning of Year	4,875,874	4,172,726

End of Year	$5,331,892	$4,875,874

The accompanying notes to financial statements are an integral part of these statements.

Regal-Beloit Corporation
Savings and Protection Plan

Notes to Financial Statements
December 31, 2000 and 1999

(1)   Description of the Plan-

The following description of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General-

The Plan is a defined contribution plan and covers substantially all bargaining unit employees of the Foote-Jones/Illinois Gear and Velvet Drive Transmission Divisions of the Regal-Beloit Corporation (the "Company") who complete at least 500 hours of service in a year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Plan Administration-

Marshall & Ilsley Trust Company (the "Trustee") is trustee and custodian of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

Contributions-

Company contributions were $450 and $440 for 2000 and 1999, respectively, for each Foote-Jones/Illinois Gear union participant who had completed a full year of credited service as of July 31st of each year. A contribution of $220 for 1999, was made for each Foote-Jones/Illinois Gear union employee who completed at least one-half year of credited service but less than one full year of credited service. There were no eligible employees in 2000 who had completed at least one-half year of credited service but less than one full year of credited service. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Company's annual contribution is fixed by the collective bargaining agreement between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company. The contribution is recorded as an increase in participants' equity on an accrual basis based on service performed during the Plan year. Annual amounts are contributed to the Plan on or about August 1.

The Company contributed $400 and $350 on or about February 1 for each Velvet Drive Transmission employee provided they had been an employee of the Company for the past 12 months as of December 31, 2000 and 1999, respectively. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Plan allows participants to make voluntary contributions via pretax payroll deductions ranging from 1% to 15% of total compensation.

Participant Accounts-

Individual participant accounts are maintained to receive Company and participant contributions. The Plan earnings, net of Trustee expenses, are allocated to each participant on each business day based on the proportion of the individual participant's account to the total of all participants' accounts.

Vesting-

Participants at all times have a fully vested interest in their individual accounts. Distribution of participants' accounts can be made upon normal retirement from the Company and following termination of service with the Company for any reason. Benefits paid consist of the participants' account balance plus any voluntary contributions together with all earnings.

Investment Options-

Participants were able to direct their contributions in 10% increments into any of the following investment options during the periods shown.

M&I Stable Principal Fund-

Amounts allocated to this fund are invested in the M&I Stable Principal Fund, a mutual fund whose objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. The fund primarily invests in traditional and synthetic investment contracts issued by insurance companies or banks.

  Marshall Large-Cap Growth and Income Fund-

Amounts allocated to this fund are invested in the Marshall Large-Cap Growth and Income Fund, a mutual fund with the goal of providing capital appreciation and income. The fund invests in a diversified portfolio of common stocks of large-sized companies whose market capitalizations exceed $10 billion and have a history of stable earnings and/or growing dividends.

  Regal-Beloit Company Stock Fund-

Amounts allocated to the Regal-Beloit Company Stock Fund are invested in the Regal-Beloit Corporation Master Trust, which invests solely in Regal-Beloit Corporation common stock. Investments in, sales of, and reinvestment in Company stock are made on the open market from the Company or its affiliates or in negotiated transactions with independent parties pursuant to the direction of the Plan administrator.

  Marshall Intermediate Bond Fund-

Amounts allocated to this fund are invested in the Marshall Intermediate Bond Fund, a mutual fund with the goal of maximizing total return consistent with current income. The fund invests in intermediate-term investment grade bonds and notes including corporate, asset-backed, mortgage-backed and U.S. Government securities.

  Fidelity Balanced Fund-

Amounts allocated to this fund are invested in the Fidelity Balanced Fund, a mutual fund whose objective is to generate high income with preservation of capital. The fund invests in a broadly diversified portfolio of high yielding securities, including common and preferred stocks, and bonds. At least 25% of its assets will always be invested in fixed income securities.

  Strong Opportunity Fund-

Amounts allocated to this fund are invested in the Strong Opportunity Fund, a mutual fund which seeks to provide capital growth. At least 70% of the fund's assets will always be invested in the common stocks of growth companies, generally described as small to medium-sized.

Investments in the M & I Stable Principal Fund, Marshall Large-Cap Growth and Income Fund, Regal-Beloit Company Stock Fund, Marshall Intermediate Bond Fund, Fidelity Balanced Fund and Strong Opportunity Fund are effected in the open market or through collective investment funds of the Trustee.

Participant Loans-

The Plan permits a participant to borrow up to 50% of his or her account balance up to a maximum of $50,000. These loans bear interest at the prevailing market rate (ranging from 7.25% to 10.5% as of December 31, 2000) and generally must be repaid within five years.

Plan Termination-

The Plan is defined by the collective bargaining agreement between Local Union 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO and the Company dated December 1, 1989, and may not be materially modified or terminated by the Company without negotiation with the Union. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

 (2)   Significant Accounting Policies-
Basis of Accounting-

The financial statements have been prepared on the accrual basis of accounting.

Use of Accounting Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and reported amounts of investment income and expenses during the reporting periods. Actual results could differ from these estimates.

Net (Depreciation) Appreciation in Fair Value of Investments-

Net realized and unrealized (depreciation) appreciation is recorded in the accompanying statements of changes in net assets available for Plan benefits as net (depreciation) appreciation in fair value of investments.

Administrative Expenses-

The Plan pays all administrative expenses.

(3)  Investments- Investments are stated at fair market value as determined by the Trustee by reference to published market data. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts which are fully benefit-responsive. Fully benefit responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rates are fixed for the life of the contracts or are reset at least quarterly. The aggregate average yield of the investment contracts for the years ended December 31, 2000 and 1999 were 6.36% and 5.99%, respectively. The crediting interest rate for the investment contracts as of December 31, 2000 and 1999 was 5.93% and 6.05%, respectively. There are no limitations or guarantees on the contracts.

The following presents investments that represent five percent or more of the Plan's net assets. All investments are participant directed.
	December 31,
	2000	1999

M&I Stable Principal Fund, 1,992,558 and 1,899,647 shares, respectively	$1,992,558	$1,899,647

Strong Opportunity Fund, 21,166 and 17,910 shares, respectively	896,384	800,408

Marshall Large-Cap Growth and Income Fund, 38,224 and 36,938 shares, respectively	601,266	673,014

Fidelity Balanced Fund, 46,742 and 42,603 shares, respectively	710,007	654,380

Regal-Beloit Company Stock Fund, Master Trust, 36,718 and 21,911 shares, respectively	675,128	474,609
During 2000 and 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:
	2000	1999
Net (Depreciation) Appreciation in Fair Value of Investments-
Mutual Funds	$19,855	$360,229
Master Trust	(66,241)	(12,409)

Net (Depreciation) Appreciation in Fair Value of Investments	$(46,386)	$347,820

(4)  Master Trust-

The Plan's investment in Company stock is commingled with the investment in Company stock of four other Company plans into the Regal-Beloit Corporation Master Trust (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31, 2000 and 1999 is as follows:
	2000	1999

Regal-Beloit Corporation Stock	$11,077,280	$13,009,033
Marshall Money Market Fund	139,921	115,702
Accrued Income	77,191	75,700
Pending Trades	-	92,205
Total Assets of the Master Trust	$11,294,392	$13,292,640

  Allocations of assets of the Master Trust to participating plans as of December 31, 2000 and 1999 is as follows:
	2000		1999
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$5,349,084	47.36%	$6,230,849	46.87%
Regal-Beloit Corporation Profit Sharing Plan	4,628,023	40.98	5,788,543	43.55
Regal-Beloit Corporation Savings and Protection Plan	675,128	5.98	474,609	3.57
Marathon Electric Salaried Employees' 401(k) Savings Plan	510,127	4.52	649,478	4.89
Marathon Electric Hourly 401(k) Savings Plan	132,030	1.16	149,161	1.12
Total Assets of the Master Trust	$11,294,392	100.00%	$13,292,640	100.00%
Master Trust loss for the years ended December 31, 2000 and 1999 is as follows:
	2000	1999
Investment Income-
Interest and Dividend Income	$319,695	$320,905
Realized Loss, Net	(286,463)	(589,250)
Net Depreciation in Fair Value of Regal-Beloit Corporation Common Stock	(1,957,964)	(769,661)
Total Master Trust Lost	$(1,924,731)	$(1,038,006)

(5)  Income Tax Status-

The Plan has obtained a determination letter from the Internal Revenue Service dated January 20, 1993, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's tax counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. (6)  Related Party Transactions- Plan assets are invested in mutual funds of the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations. (7)  Reconciliation of Net Assets to Form 5500- The following table reconciles the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits to the Form 5500.
	As of December 31,
	2000	1999

Modified Cash Basis Form 5500	$5,261,279	$4,811,523
Contributions Receivable	70,613	64,351
Accrual Basis Financial Statements	$5,331,892	$4,875,874

	For the Year Ended December 31,
	2000	1999

Contributions per Modified Cash Basis Form 5500	$516,158	$494,047
Changes in Contributions Receivable	6,262	9,387
Contributions per Financial Statements	$522,420	$503,434

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Form S-8 Registration Statement of Regal-Beloit Corporation (File No. 333-48789).

/S/ ARTHUR ANDERSEN LLP
______________________________
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 25, 2001

Schedule H, Line 4i--Schedule of Assets

(Held at End of Year)